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05008589

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alcan Corp

*CURRENT ADDRESS


PROCESSED
JUN 07 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4221 FISCAL YEAR 9-30-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/7/05


RECEIVED
MAY 3 1 2005
PROCESSING
SECTION
WASH, D.C.
213

ALOAK CORP.
SUITE 300, 340-12th AVENUE S.W.
CALGARY, ALBERTA, T2R 1L5

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders:

TAKE NOTICE that an Annual General Meeting (the "Meeting") of the holders of the common shares (the "Shareholders") of Aloak Corp. (the "Corporation") will be held at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, on Thursday, the 9th day of June, 2005, at 10:00 a.m. (Calgary time) for the following purposes, namely:

1. to receive and consider the financial statements of the Corporation for the year ended September 30, 2004 and the auditors' report thereon;

2. to elect the directors of the Corporation for the ensuing year;

3. to appoint the auditors for the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Corporation's 2005 Stock Option Plan dated for reference May 2, 2005, and as described in the Corporation's Management Proxy Circular dated May 2, 2005; and

5. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Every registered holder of common shares ("Shares") of the Corporation at the close of business on May 2, 2005 (the "Record Date") is entitled to receive notice of, and to vote such Shares at the Meeting, except to the extent that such registered holder has transferred the ownership of any Shares after the Record Date and the transferee of such Shares produces properly endorsed Share certificates or otherwise establishes that he owns the Shares and demands, not later than ten days before the Meeting, that he be entitled to vote such Shares at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed Form of Proxy to the attention of the Corporation's Secretary at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment(s) thereof. Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the accompanying Management Proxy Circular.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

DATED at Calgary, Alberta this 2nd day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Clyde Beattie "
Clyde Beattie
President, Director

ALOAK CORP.
SUITE 300, 340 - 12TH AVENUE S.W
CALGARY, ALBERTA, T2R 1L5

FORM OF PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy is solicited by the management of **ALOAK CORP.** (the "Corporation") for use at the Annual General Meeting (the "Meeting") of the holders of common shares of the Corporation (the "Shareholders") to be held at 10:00 a.m. (Calgary time) on Thursday, the 9th day of June, 2005, at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta.

The undersigned Shareholder hereby appoints **GREGORY SMITH**, Chief Financial Officer and Director of the Corporation, or failing him, **BARBARA O"NEILL**, Secretary of the Corporation, or instead of either of them, ______________________________ and ______________________________, as proxyholder and alternate proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting and at any adjournment(s) thereof and on every ballot that may take place in connection therewith. Without limiting the general power conferred, the undersigned hereby directs the said proxyholder and alternate proxyholder to vote the shares represented by this proxy in the manner as indicated below:

1. TO VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ an ordinary resolution appointing as directors of the Corporation, the nominees for election as directors as proposed in the Management Proxy Circular dated May 2, 2005 (the "Circular");

2. TO VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ an ordinary resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix the auditors' remuneration;

3. TO VOTE FOR ☐ or AGAINST ☐ an ordinary resolution approving, with or without variation, the Corporation's 2005 Stock Option Plan dated for reference May 2, 2005, and described in the accompanying Circular; and

4. With respect to any permitted amendment or variation of the above matters or the transaction of such other business as may properly come before the Meeting as the proxyholder or alternate proxyholder, in his sole discretion, may see fit.

WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN OR CHOICE SPECIFIED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN FAVOUR OF THE PROPOSED RESOLUTIONS.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by completing another proxy bearing a later date or by signing in person, or by attorney authorized in writing, a written revocation and depositing same with the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at any time up to and including the close of business on the business day immediately preceding the day of the Meeting or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment(s) thereof.

Each Shareholder has the right to appoint a person or persons, who need not be a Shareholder, other than the persons designated above, to attend as proxyholder or as alternate proxyholder and to act for him and on his behalf at the Meeting. To exercise such right, the name of the Shareholder's nominee(s) should be legibly printed in the blank spaces provided or another proxy in proper form should be completed.

DATED this ___ day of _______________, 2005.

____
(Signature of Shareholder)

____
(Name of Shareholder - please print)

Notes:

1. If the appointer is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. . If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed or delivered to the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at least 48 hours (excluding Saturdays, Sundays and holidays) before the day of the Meeting, or any adjournment(s) thereof.

YOUR NAME AND ADDRESS AS LISTED ON THE ENVELOPE ARE SHOWN AS REGISTERED - PLEASE NOTIFY THE CORPORATION OF ANY CHANGE IN YOUR ADDRESS.

ALOAK CORP.
SUITE 300, 340-12TH AVENUE S.W.
CALGARY, ALBERTA, T2R 1L5
TEL.: (403) 537-9940

MANAGEMENT PROXY CIRCULAR

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Aloak Corp. (the "Corporation" or "Aloak") for use at the Annual General Meeting of the holders of common shares ("Common Shares") of the Corporation (the "Shareholders") to be held at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, on Thursday, June 9, 2005, commencing at 10:00 a.m. (Calgary time) (the "Meeting"), for the purposes set forth in the Notice of Annual General Meeting (the "Notice") accompanying this Management Proxy Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation. Unless otherwise stated, information contained herein is given as of May 2, 2005.

Appointment of Proxyholders

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is May 2, 2005 (the "Record Date"). Only Shareholders whose names are entered in the Corporation's register of shareholders at the close of business on that date and holders of Common Shares issued by the Corporation after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his or her Common Shares after such date and the transferee of those Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Accompanying this Management Proxy Circular is an instrument of proxy for use at the Meeting. Shareholders who are unable to attend the Meeting in person are required to date and sign the enclosed instrument of proxy and return it in the enclosed return envelope. **All properly executed instruments of proxy for Shareholders must be mailed so as to reach or be deposited with the Corporation's Secretary at Suite 500, 926-5th Avenue S.W., Calgary, Alberta T2P 0N7 (facsimile number 403-266-2606) not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.**

The persons designated in the instrument of proxy are directors or officers of the Corporation. **A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying instrument of proxy, to attend at and represent the Shareholder at the Meeting.** To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the instrument of proxy and strike out the names of management's nominees or complete another appropriate form of proxy.

Signing of Proxy

The instrument of proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. An instrument of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an instrument of proxy may revoke it at any time prior to the exercise thereof. In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) with the Corporation's Secretary at the address referred to above at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the instrument of proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. In addition, an instrument of proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the instrument of proxy will be voted in accordance with such instructions. The management designee named in the accompanying instrument of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting. **In the absence of such direction, such Common Shares will be voted "FOR" the proposed resolutions at the Meetings. The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting.** At the time of printing this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares – General

Shareholders of record on the Record Date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

On the Record Date, of the Corporation's authorized unlimited number of Common Shares, 58,226,057 Common Shares were issued and outstanding as fully paid and non-assessable.

Quorum

Pursuant to the By-Laws of the Corporation, a quorum of Shareholders is present at the Meeting irrespective of the number of persons actually present if one (1) Shareholder or duly appointed proxyholders are present in person, each being a shareholder entitled to vote at the Meeting, holding an aggregate of 5% of the voting shares of the Corporation. Pursuant to the *Business Corporations Act* (Alberta) and the By-Laws, if a quorum is present at the opening of the Meeting, the Shareholders present may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Voting of Common Shares – Advice to Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Management Proxy Circular and the instrument of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as ADP Investor Communications ("ADP")) to forward meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

(a) have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com; or

(b) less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Aloak Corp., Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.**

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, as of May 2, 2005, only the following corporation beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent of the votes attached to the securities of the Corporation:

Name and Address	Number of Shares	Percentage of Issued Shares
Gregory Smith Calgary, Alberta	10,468,144	17.9%
Clyde Beattie Woodstock, Ontario	8,742,609	15.0%
Sean Francoz Cambridge, Ontario	5,859,629	10.0%
William Wiest London, Ontario	6,298,473	10.8%

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements and Auditors Report

The financial statements of the Corporation for the year ended September 30, 2004 and the Auditors' Report thereon accompanying this Management Proxy Circular will be placed before the Shareholders at the Meeting for their consideration.

Shareholders who wish to receive interim and annual financial statements are encouraged to send the enclosed notice, in the addressed envelope to the Corporation's Secretary at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7.

Election of Directors

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the election, as directors, of the nominees whose names are set forth below. The number of directors to be elected at the Meeting has been fixed at four. It is intended that each person whose name appears hereunder will be nominated at the Meeting for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation, unless his office is earlier vacated. All of the nominees are currently members of the board of directors of the Corporation.

In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of management for the election of any other person or persons as directors. Management is not currently aware that any such nominees would not be willing to serve as director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Present Office Held and Municipality of Residence	Five Year History of Principal Occupations	Director of Aloak Since	Number of Common Shares Beneficially Owned and Controlled(2)(4)
Clyde R. Beattie President, Chief Executive Officer and Director *London, Ontario*	Mr. Beattie has been involved in providing marketing and management expertise to public and private companies in Canada and the United States for the past twenty years. He is a Director of Yorkland Investments Corporation, Maglin Furniture Systems Ltd., Alberta-Pacific Management Ltd., is a past director of the Canadian Association of Internet Providers ("CAIP") and continues to represent CAIP as a Director of the Canadian Internet Registration Authority ("CIRA"). He was the CEO and founder of Execulink Internet Services Corporation, a major regional Internet Service Provider in South Western Ontario from 1994-98 and began development of Aloak in 1998.	Feb. 14, 2001	8,742,609

Name, Present Office Held and Municipality of Residence	Five Year History of Principal Occupations	Director of Aloak Since	Number of Common Shares Beneficially Owned and Controlled(2)(4)
Ian McAskile(1) Director *Woodstock, Ontario*	President of Maglin Furniture Systems Ltd. For over twenty years has guided Maglin's growth to make it a leader among public furniture manufactuers in North America.	July 21, 2004	-
Gregory H. Smith Chief Financial Officer and Director *Calgary, Alberta*	Chartered Accountant and partner with Smith Cageorge Perry, Chartered Accountants, Calgary. President of Alberta-Pacific Management Ltd.; Director of Armistice Resources Ltd. and Tyler Resources Inc.; Director and Chief Financial Officer of CDG Investments Inc.; Secretary/ Treasurer of Yorkland Group who provides management for private companies.	Feb. 14, 2001	10,468,144
Mark Stirling(1) Director *Hamilton, Ontario*	From December 2001 to present Mr. Stirling is a self employed M&A and Private Placement advisor. From September 1995 to December 1997, he was Chief Operating Officer of GSA Consulting Inc. and from January 1998 to March 2000, he was a self-employed consultant (Stirling Associates) in the high technology and communications industries. From April 2000 to September 2001 he was Chief Corporate Officer and Chief Financial Officer of ISOPIA Inc. From September 2001 to December 2001 he was Integration Manager with Sun Microsystems Inc.	Feb. 14, 2001	100,261

Notes:

(1) Messrs. Smith, McAskile and Stirling constitute the Audit Committee of the Corporation. The Corporation does not have an Executive Committee.

(2) The approximate number of shares of the Corporation carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of May 2, 2005.

(3) Options and Warrants held by Directors and/or Nominees are summarized as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Clyde Beattie	700,000	$0.10	March 7, 2007
Gregory Smith	700,000	$0.10	March 7, 2007
Ian McAskile	200,000	$0.10	March 7, 2007
Mark Stirling	300,000	$0.10	March 7, 2007

(4) Mr. Smith has control or direction over a corporation which holds a convertible debenture in the amount of $30,000, Messrs. Beattie and Smith have control or direction over a corporation which holds a convertible debenture in the amount of $33,500 and Messrs. Beattie, Smith and McAskile have control or direction over a corporation which holds a convertible debenture in the amount of $150,000. See "Interests of Insiders in Material Transactions".

Audit Committee

Please see the text of the Audit Committee's Charter attached as Schedule "A". The majority of the Audit Committee consists of the independent directors Mr. McAskile and Stirling. Mr. Smith is not an independent member.

External Auditor Services Fees (By Category)

For the last two fiscal years, the Corporation has paid the following amounts as external auditor service fees:

	Fiscal year ended September 30, 2004	Fiscal year ended September 30, 2003
Audit Fees	$15,900	$10,320
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

(1) Includes audit of accounts, review of financial statements, preparation of audit committee report and attendance at audit committee meeting.

The Corporation is relying upon the exemption in section 6.1 of Multilateral Instrument 52-110 since not all the audit committee members are independent.

Corporate Cease Trade Orders or Bankruptcies

No director of the Corporation is, or has been within the past ten years, a director or officer of any other company that, while such person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after that individual ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days; or

(iii) within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Corporation is or has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Appointment of Auditors

Management's designees, if named as proxyholder, intend to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual meeting, and further intend to vote that the fixing of the remuneration be a matter left to the directors of the Corporation. PricewaterhouseCoopers LLP is the current auditor of the Corporation and was originally appointed in February 2001.

APPROVAL OF STOCK OPTION PLAN

In August of 2002, the TSX Venture Exchange ("TSXV") adopted a new stock option policy whereby all Tier 2 Corporations must implement and approve yearly a stock option plan. In accordance with this policy, the Corporation adopted a 2003 Stock Option Plan on April 25, 2003, which was approved by the Shareholders at the Annual & Special Meeting held on September 9, 2003. The Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Corporation. It is the intention of the board of directors of the Corporation to rename the 2003 Plan, the 2005 Stock Option Plan (the "Plan"), otherwise without amendment.

Under the Plan, the aggregate number of common shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding common shares of the Corporation at the time the options are granted. Further, the aggregate number of common shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding common shares of the Corporation. Options issued pursuant to the Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the common shares are then listed. The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided no option shall be exercisable for a period exceeding 5 years from the date the option is granted unless specifically provided by the board of directors of the Corporation and in any event, no option shall be exercisable for a period exceeding 10 years from the date the option is granted.

The options granted under the Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Corporation and within 30 days for any optionee engaged in investor relations activitities. In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change in control of the Corporation, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

The approval by Shareholders of the Plan requires a favourable vote of a majority of the Common Shares voted in respect thereof at the Meeting.

A total of 5,822,605 options are currently available under the Plan. A total of 3,910,000 options are currently granted and outstanding under the Plan and these options have been granted to directors, officers and employees/consultants of the Corporation (at an exercise price of $0.10 per Common Share).

The text of the resolution regarding this matter is as follows:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the Corporation's 2005 Stock Option Plan, dated for reference May 2, 2005 and described in the Corporation's Management Proxy Circular dated May 2, 2005, be and is hereby ratified and approved.

It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed otherwise in such instrument of proxy, to vote such proxies FOR the ordinary resolution to approve the 2005 Stock Option Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Aggregate Compensation

During the financial year ended September 30, 2004, there was two Executive Officers of the Corporation who received, in the aggregate, cash remuneration of $Nil.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Corporation's Chief Executive Officer and Chief Financial Officer (the "Named Executive Officers"), who received remuneration, determined on the basis of base salary and bonuses, during each of the last three (3) financial years ended September 30.

		Annual Compensation			Long-term Compensation			
Name and Principal Position	Year Ended Sept. 30	Salary[1] ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)
Clyde Beattie	2004	Nil	Nil	Nil	700,000	Nil	Nil	Nil
President/CEO	2003	Nil	Nil	Nil	-	Nil	Nil	Nil
	2002	Nil	Nil	Nil	-	Nil	Nil	Nil
Gregory Smith	2004	Nil	Nil	Nil	700,000	Nil	Nil	Nil
Chief Financial	2003	Nil	Nil	Nil	-	Nil	Nil	Nil
Officer	2002	Nil	Nil	Nil		Nil	Nil	Nil

Notes:

(1) Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for the Named Executive Officers.

Long-Term Incentive Plan Awards Table

The Corporation has no long-term incentive plans.

Stock Option Plan

See "Approval of Stock Option Plan" on page 7 of this Management Proxy Circular for a summary of the 2005 Stock Option Plan.

Options/SARs Granted During the Most Recently Completed Financial Year

The following table sets forth the stock options or stock appreciation rights granted to the Named Executive Officers for the financial year ended September 30, 2004:

	Securities Under Options/SARs Granted (#)	% of Total Options/SARs granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Clyde Beattie	700,000	18.8%	$0.10	$0.02	March 8, 2007
Gregory Smith	700,000	18.8%	$0.10	$0.02	March 8, 2007

Aggregated Option/SAR Exercised During the Year Ended September 30, 2004 and Financial Year-end Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at September 30, 2004 and options exercised by the Named Executive Officers during the financial year ended September 30, 2004:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at September 30, 2004 (#)		Value of Unexercised In-the-Money Options/SARs as at September 30, 2004[1] ($)	
			Exercisable	Unexercisable	Exercisable[1]	Unexercisable
Clyde Beattie	Nil	Nil	700,000	Nil	Nil	Nil
Gregory Smith	Nil	Nil	700,000	Nil	Nil	Nil

Note:

(1) Calculated as the difference in the market value of the securities underlying the options at September 30, 2004 and the exercise price.

Table of Option and SARs Repricings/Cancellations

No stock options or stock appreciation rights granted to the Named Executive Officers have been repriced, cancelled or have expired during the year ended September 30, 2004.

Report on Executive Compensation

The Corporation does not have a compensation committee. The Board of directors as a whole, which includes Messrs. Beattie and Smith, are responsible for approving all compensation paid by the Corporation to its directors and senior officers. Messrs. Beattie and Smith do not vote with respect to compensation matters affecting them.

The Corporation compensates its executive officers primarily on the basis of the amount of time and effort they devote to the Corporation's affairs. Factors such as the Corporation's financial position and the price of its Common Shares are also taken into account. The objectives of the policy are to provide a level of cash compensation equivalent or below rates charged by individuals of comparable technical experience and to create longer term incentives through option grants.

Currently there are no arrangements under which the directors or officers are being remunerated for services provided to the Corporation except for attendance at directors meetings. In order to create a significant relationship between corporate performance and executive compensation, options are granted based on the executive officer's level of responsibility within the Corporation and the exercise price of options granted in the past.

The compensation level for the Chief Executive Officer is determined in the same manner as for other executive officers.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS:

Clyde Beattie
Gregory Smith
Ian McAskile
Mark Stirling

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are no employment contracts between the Corporation and any executive officer. There are no compensatory plans or arrangements with any executive officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of the Corporation or any subsidiary thereof or any change in such executive officer's responsibilities following a change in control.

COMPENSATION OF DIRECTORS

The Corporation has no standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors. However, each director who is not otherwise a full time employee of the Corporation is eligible to receive stock options of the Corporation.

MANAGEMENT AND CONSULTING CONTRACTS

Directors and senior officers of the Corporation perform substantially all management functions. The directors and/or senior officers of the Corporation did not receive any direct remuneration in their capacity as directors and/or senior officers.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

No director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors or the appointment of auditors as set out in this Management Proxy Circular.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued Common Shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the 2004 financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation other than as disclosed herein.

For the year ended September 30, 2004, expenditures made to parties not at arm's length to the Corporation included payments for administrative services charged by Oakridge Financial Corporation (a company controlled by certain officers and directors of the Corporation) and for consulting services of officers, directors or their companies in the amount of $45,450.

As discussed under the heading "Election of Directors", Mr. Smith has control or direction over a corporation which holds a convertible debenture in the amount of $30,000, Messrs. Beattie and Smith have control or direction over a corporation which holds a convertible debenture in the amount of $33,500 and Messrs. Beattie, Smith and McAskile have control or direction over a corporation which holds a convertible debenture in the amount of $150,000 (the "Debentures").

The Debentures shall bear a rate of interest equal to eleven percent (11%), are secured by the assets of the Corporation and are due on March 13, 2008.

At any time from the date of issue, holders of the Debentures shall have the option to convert some or all of the outstanding Debentures into units consisting of one Common Share and one share purchase warrant (the "Warrants")(collectively, the "Units") at a price of $0.10 per Unit for the first two years from the date of issue; $0.11 per Unit for the third year from the date of issue; $0.12 per Unit for the fourth year from the date of issue; and $0.13 per Unit for the fifth year from the date of issue. At any time from the date of issue of the Debenture, and following conversion of the Debentures into Units, holders of the Warrants shall have the option to exercise the Warrants for Common shares of the Corporation at a price of $0.10 per Common Share if exercised in the first year from the date of issue of the Debenture or $0.11 per Common Share if exercised in the second year from the date of issue of the Debenture. The Warrants expired on March 13, 2005.

At any time after two years from the date of issue, the Debenture shall be redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date specified for redemption.

At September 30, 2004, $12,998 of interest has been accrued. The Corporation is in default of the convertible debenture agreement due to non-payment of interest.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Management Proxy Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors, the appointment of auditors or the approval of the 2005 Stock Option Plan.

ADDITIONAL INFORMATION

Additional Information relating to the Corporation is on SEDAR at www.sedar.com.

OTHER MATTERS

As of the date of this Management Proxy Circular, the Board of Directors and management know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, proxies in favour of management nominees will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

DIRECTORS' APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated the 2nd day of May, 2005.

"Clyde Beattie"	"Gregory Smith"
CLYDE BEATTIE PRESIDENT AND DIRECTOR	GREGORY SMITH CHIEF FINANCIAL OFFICER

SCHEDULE "A"

ALOAK CORP.

AUDIT COMMITTEE CHARTER

1. **Establishment of Audit Committee**: The directors of the Corporation (the "**Directors**") hereby establish an audit committee (the "**Audit Committee**").

2. **Membership**: The membership of the Audit Committee shall be as follows:

   (a) The Audit Committee shall be composed of three members or such greater number as the Directors may from time to time determine.

   (b) The majority of the members of the Audit Committee shall be independent Directors.

   (c) Each member of the Audit Committee shall be financially literate. For purposes hereof "financially literate" has the meaning set forth under NI 52-110 (as amended from time to time) and currently means the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably be expected to be raised by the Corporation's financial statements.

   (d) Members shall be appointed annually from among members of the Directors. A member of the Audit Committee shall *ipso facto* cease to be a member of the Audit Committee upon ceasing to be a Director of the Corporation.

3. **Oversight Responsibility**: The external auditor is ultimately accountable to the Directors and the Audit Committee, as representatives of the shareholders and such shareholders representatives have the ultimate authority and responsibility to select, evaluate, and where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for shareholder approval in any management information circular and proxy statement). The external auditor shall report directly to the Audit Committee and shall have the responsibilities as set forth herein.

4. **Mandate**: The Audit Committee shall have responsibility for overseeing:

   (a) the accounting and financial reporting processes of the Corporation; and

   (b) audits of the financial statements of the Corporation.

   In addition to any other duties assigned to the Audit Committee by the Directors, from time to time, the role of the Audit Committee shall include meeting with the external auditor and the senior financial management of the Corporation to review all financial statements of the Corporation which require approval by the Directors, including year end audited financial statements. Specifically, the Audit Committee shall have authority and responsibility for:

   (a) reviewing the Corporation's financial statements, MD&A and earnings press releases before the information is publicly disclosed;

   (b) overseeing the work of the external auditors engaged for purpose of preparing or issuing , an audit report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

   (c) reviewing annually and recommending to the Directors:

      (i) the external auditors to be nominated for purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; and
      (ii) the compensation of the external auditors.

(d) discussing with the external auditor:

(i) the scope of the audit, in particular their view of the quality of the Corporation's accounting principles as applied in the financials in terms of disclosure quality and evaluation methods, inclusive of the clarity of the Corporation's financial disclosure and reporting, degree of conservatism or aggressiveness of the Corporation's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure and reviewed by the auditors;

(ii) significant changes in the Corporation's accounting principles, practices or policies; and

(iii) new developments in accounting principles, reporting matters or industry practices which may materially affect the Corporation.

(e) reviewing with the external auditor and the Corporation's senior financial management the results of the annual audit regarding:

(i) the financial statements;

(ii) MD&A and related financial disclosure contained in continuous disclosure documents;

(iii) significant changes, if any, to the initial audit plan;

(iv) accounting and reporting decisions relating to significant current year events and transactions;

(v) the management letter, if any, outlining the auditor's findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and

(vi) any other matters relating to the conduct of the audit, including such other matters which should be communicated to the Audit Committee under Canadian generally accepted auditing standards.

(f) reviewing and discussing with the Corporation's senior financial management and, if requested by the Audit Committee, the external auditor:

(i) the interim financial statements;

(ii) the interim MD&A; and

(iii) any other material matters relating to the interim financial statements, including, inter alia, any significant adjustments, management judgments or estimates, new or amended accounting policies.

(g) receipt from external auditor of a formal written statement delineating all relationships between the auditor and the Corporation and considering whether the advisory services performed by the external auditor during the course of the year have impacted their independence, and also ensuring that no relationship or services between the external auditor and the Corporation is in existence which may affect the objectivity and independence of the auditor or recommending appropriate action to ensure the independence of the external auditor.

(h) pre-approval of all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditors or the external auditors of the Corporation's subsidiary entities, unless such pre-approval is otherwise appropriately delegated or if appropriate specific policies and procedures for the engagement of non-audit services have been adopted by the Audit Committee.

(i) reviewing and discussing with the external auditors and senior financial management: the adequacy of procedures for review of disclosure of financial information extracted or derived from financial statements, other than the disclosure referred to in subparagraph (a) above.

(j) establishing and reviewing of procedures for:

(i) receipt, retention and treatment of complaints received by the Corporation and its subsidiary entities regarding internal accounting controls, or auditing matters; confidential;

(ii) anonymous submission by employees of the Corporation and its subsidiary entities of concerns regarding questionable accounting or auditing matters; and

(iii) hiring policies regarding employees and former employees of present and former external auditors of the Corporation and its subsidiary entities.

(k) reviewing with the external auditor, the adequacy of management's internal control over financial reporting relating to financial information and management information systems and inquiring of management and the external auditor about significant risks and exposures to the Corporation that may have a material adverse impact on the Corporation's financial statements, and inquiring of the external auditor as to the efforts of management to mitigate such risks and exposures.

(l) reviewing and/or considering that, with regard to the previous fiscal year,

- management has reviewed the Corporation's audited financial statements with the Audit Committee, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the financial statements;

- the external auditors and the Audit Committee have discussed the external auditors' judgments of the quality of the accounting principles applied and the type of judgments made with respect to the Corporation's financial statements;

- the Audit Committee, on its own (without management or the external auditors present), has considered and discussed all the information disclosed to the Audit Committee from the Corporation's management and the external auditor; and

- in reliance on review and discussions conducted with senior financial management and the external auditors, the Audit Committee believes that the Corporation's financial statements are fairly presented in conformity with the with Canadian Generally Accepted Accounting Principles (GAAP) in all material respects and that the financial statements fairly reflect the financial condition of the Corporation.

5. **Administrative Matters**: The following general provisions shall have application to the Audit Committee:

(a) A quorum of the Audit Committee shall be the attendance of a majority of the members thereof. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present or by a resolution in writing signed by all the members of the Audit Committee.

(b) Any member of the Audit Committee may be removed or replaced at any time by resolution of the Directors of the Corporation. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, each member of the Audit Committee shall hold such office until the close of the annual meeting of shareholders next following the date of appointment as a member of the Audit Committee or until a successor is duly appointed.

(c) The Audit Committee may invite such Directors, directors, officers and employees of the Corporation or affiliates thereof as it may see fit from time to time to attend at meetings of the Audit Committee and to assist thereat in the discussion of matters being considered by the Audit

Committee. The independent auditor is to appear before the Audit Committee when requested to do so by the Audit Committee.

(d) The time and place for the Audit Committee meetings, the calling and the procedure at such meetings shall be determined by the Audit Committee having regard to the Articles and By-Laws of the Corporation.

(e) The Chair shall preside at all meetings of the Audit Committee and shall have a second and deciding vote in the event of a tie. In the absence of the Chair, the other members of the Audit Committee shall appoint a representative amongst them to act as Chair for that particular meeting.

(f) Notice of meetings of the Audit Committee may be given to the independent auditor and shall be given in respect of meetings relating to the annual audited financial statements. The independent auditor has the right to appear before and to be heard at any meeting of the Audit Committee. Upon the request of the independent auditor, the Chair of the Audit Committee shall convene a meeting of the Audit Committee to consider any matters which the external auditor believes should be brought to the attention of the Directors or shareholders of the Corporation.

(g) The Audit Committee shall report to the Directors of the Corporation on such matters and questions relating to the financial position of the Corporation or any affiliates of the Corporation as the Directors of the Corporation may from time to time refer to the Audit Committee.

(h) The members of the Audit Committee shall, for the purpose of performing their duties, have the right to inspect all the books and records of the Corporation and its affiliates, and to discuss such books and records that are in any way related to the financial position of the Corporation with the Directors, directors, officers, employees and independent auditor of the Corporation and its affiliates.

(i) Minutes of the Audit Committee meetings shall be recorded and maintained. The Chair of the Audit Committee will report to the Directors on the activities of the Audit Committee and/or the minutes of the Audit Committee meetings will be promptly circulated to the Directors or otherwise made available at the next meeting of Directors.

(j) The Audit Committee shall, upon the approval of the Directors, adopt a formal written charter, which sets out the Audit Committee's responsibilities, the way they should be implemented and any other requirement such as membership and structure of the Audit Committee. The Audit Committee shall review and reassess the adequacy of the charter on an annual basis.

(k) The Audit Committee shall ensure and/or consider that, with regard to the previous fiscal year,

   (i) management has reviewed the Corporation's audited financial statements with the Audit Committee, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the financial statements;

   (ii) the external auditor and the Audit Committee have discussed the independent auditor's judgments of the quality of the accounting principles applied and the type of judgments made with respect to the Corporation's and/or the Corporation's financial statements;

   (iii) the Audit Committee, on its own (without management or the independent auditors present), has considered and discussed all the information disclosed to the Audit Committee from the Corporation's management and the external auditor; and

   (iv) in reliance on review and discussions conducted with management and outside auditors, the Audit Committee believes that the Corporation's financial statements are fairly presented in conformity with the with Canadian Generally Accepted Accounting Principles (GAAP) in all material respects.

(l) The Audit Committee shall have the authority to:

(i) engage independent counsel and other advisors or consultants as it determines necessary to carry out its duties;

(ii) set and pay the compensation for any advisors employed by the Audit Committee; and

(iii) communicate directly with the internal (if any) and external auditors and qualified reserves evaluators or auditors.



Report to Shareholders

The company is continuing its efforts to streamline its operations, leverage its established technical infrastructure and develop new marketing opportunities to ensure that Aloak continues as a viable enterprise in an improving market for its products and services.

Through it's web hosting division, the company provides a range of e-commerce products and services to individual and small business clients across Canada, enabling clients to establish and enhance their Internet presence using a combination of domain registration, website hosting, email services and ASP/software applications. Our WebHost product offers an all-inclusive package to enable immediately available, economical entry level websites. The company is licensed by the Canadian Internet Registry Authority (CIRA) to operate as a Registrar for the .CA domain and continues to expand the registry of domain registrants for the .CA domain as well as .COM and .NET, the major generic domains.

The company's software development division has recently completed development of a substantial software application branded "VESA", a web based ASP application, developed specifically for emerging subscription based retail marketing programs in the audio/video/game software industry. The VESA applications is currently licensed and in operation at www.moviebuffs.ca by a Canadian video software distributor based in the Maritimes. The company will expand marketing of this application to entertainment product retailers during the year ahead. The company is currently considering additional market specific application development projects which can provide recurring revenue stream opportunities from an ASP application delivery model.

We anxiously look forward to a continued revitalization of both our web hosting and application licensing businesses over the year ahead while we continue to seek out strategic alliances and merger opportunities which will enable the company to accelerate its growth and profitability.

Sincerely,

"Clyde Beattie"

Clyde Beattie
President and Director

MANAGEMENT'S DISCUSSION AND ANALYSIS – September 30, 2004

1. **Principal Business of the Corporation and Discussion of Operations and Financial Condition.** The Corporation provides a range of e-commerce products and services to individual and small business clients across Canada. Through its web hosting division the company enables clients to establish and enhance their Internet presence using a combination of domain registration services, web site development and hosting, email services and ASP/software applications. The company is licensed by the Canadian Internet Registry Authority (CIRA) to operate as a Registrar for the .CA domain. The company's software development division has recently completed development of a substantial software application branded "VESA" and is in the design stages for another major specialized web based application. VESA was designed specifically for newly emerging subscription based marketing programs in the retail audio/video/game software industry. The company plans to market the application to entertainment product retailers throughout N. America during the coming year.

   The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,742,814 (2003 -$1,642,220) and a current year loss of $100,594 (2003 - $344,934). There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to achieve successful operations. However, no assurance can be given at this time as to whether the company will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

   The current reporting periods are for the year ended September 30, 2004, representing the year-end reporting on the business activities of Aloak Corp. and its subsidiaries, Aloak Inc., and Aloak Software Inc.

   During the year the Corporation's cash position increased by $2,814. Loan proceeds of $100,000 were offset by $97,186 utilized in operations.

   In September 2003, the Corporation reached an agreement with a former director, whereby it was agreed that a company related to the former director would forfeit a $100,000 deposit made pursuant to an agreement to acquire shares in one of the Corporation's subsidiaries. The forfeiture was recorded as an addition to contributed surplus.

2. **Operating Results**

   Year ended September 30, 2004 compared to the year ended September 30, 2003
   The Corporation had a loss of $100,594 in the year ended September 30, 2004 versus a loss of $344,934 in the comparative period. The more significant contributing items to the reduced loss were the reduction in general and administrative expenses of $190,098 and the reduction in project and systems operation expenses of $108,386. Revenue decreased $84,151 from the comparative period as a result of discontinuing certain consulting services related to reduced staffing levels in areas that were not profitable to the Corporation.

   General and administrative expenses declined $190,098 from the comparative period. The more significant variances in the individual categories that comprise the total are as follows:

MANAGEMENT'S DISCUSSION AND ANALYSIS – September 30, 2004

2. Operating Results (continued)

	2004	2003	Expense Increase/(Decrease)
Professional fees	$ 26,593	$57,368	$(30,775)
Corporate administration	35,450	39,961	(4,511)
Salaries	68,770	160,972	(92,202)
Bank charges and interest	15,902	9,953	5,949
Sales and marketing	21,756	23,086	(1,330)
Rent	14,447	33,543	(19,096)
Office and general	18,983	61,553	(42,570)
Insurance	11,551	9,983	1,568
Telephone	10,471	17,602	(7,131)
	$223,923	$414,021	$(190,098)

Details of significant variances:

a. *Professional fees – legal costs in 2003 were high as a result of legal costs incurred in the* acquisition of ISMG Inc. and the unsuccessful sale of a portion of a subsidiary company.
b. Salaries – the company reduced staffing levels as part of cost reduction measures to achieve profitable operations.
c. Rent – the company moved to new premises on a shared basis with another company at a considerable reduced cost.
d. Office and general – with smaller office premises and reduced staff, the costs related to the office and general were greatly reduced.

3. Related Party Transactions and Loan Payable

For the year ended September 30, 2004, expenditures made to parties not at arm's length to the Corporation included payments for administrative services charged by Oakridge Financial Corporation (a company controlled by certain officers and directors of the Corporation) and for consulting services of officers, directors or their companies in the amount of $45,450. Included in revenue are sales in the amount of $8,709 to companies that are related by virtue of certain common officer and/or directors of the corporation.

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement for $100,000 with directors, officers and shareholders. This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the Corporation's subsidiaries.

4. **Investor Relations** - No individual or company provided investor relations services during the year ended September 30, 2004.

5. **Outlook** -The Corporation will continue to concentrate on the growth of its revenue base. This is being accomplished through the further development of its products and through marketing initiatives. In addition, the Corporation is continuing to reduce its costs to bring them in line with its revenues. Operating expenses were reduced by $318,491 from 2003. Although the Corporation is slowly achieving a breakeven level of operations, it will still have to pursue a strategy of raising additional capital and/or engaging in mergers or acquisitions in order to obtain a level of earnings to ensure long-term sustainability.

6. **Liquidity and Solvency** - See item 1 above.

7. **Cautionary Statements** -Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Corporation's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

Aloak Corp.

Consolidated Financial Statements

September 30, 2004 and September 30, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 4, 2005

Auditors' Report

To the Shareholders of
Aloak Corp.

We have audited the consolidated balance sheets of **Aloak Corp.** as at September 30, 2004 and September 30, 2003, and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and September 30, 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Aloak Corp.

Consolidated Balance Sheets

As at September 30, 2004 and September 30, 2003

	2004 $	2003 $
Assets		
Current assets		
Cash and cash equivalents	114	-
Accounts receivable	11,487	30,641
Prepaid expenses and other	37,006	37,932
	48,607	68,573
Intangible assets (note 4)	5,430	10,776
Property, plant and equipment (note 5)	26,955	36,803
	80,992	116,152
Liabilities		
Current liabilities		
Bank indebtedness	-	2,700
Accounts payable and accrued liabilities	186,445	215,018
Deferred revenue	85,817	89,110
Loan payable (note 6)	100,000	-
Convertible debentures (note 7)	213,500	213,500
	585,762	520,328
Going Concern (note 1)		
Commitments (note 9)		
Shareholders' Deficiency		
Share capital (note 8)	1,115,280	1,115,280
Contributed surplus	122,764	122,764
Deficit	(1,742,814)	(1,642,220)
	(504,770)	(404,176)
	80,992	116,152

Approved by the Board of Directors

"Gregory H. Smith" Director

"Clyde Beattie" Director

See accompanying notes to consolidated financial statements.

Aloak Corp.

Consolidated Statements of Operations and Deficit

For the years ended September 30, 2004 and September 30, 2003

	2004 $	2003 $
Revenue	385,894	470,045
Expenses		
General and administrative	223,923	414,021
Project and systems operation	212,031	320,417
Reporting to shareholders	4,358	11,774
Stock exchange and transfer agent fees	7,481	6,748
Interest on long-term debt	23,501	12,998
Amortization	15,194	49,021
	486,488	814,979
Loss for the year	(100,594)	(344,934)
Deficit – Beginning of year	(1,642,220)	(1,297,286)
Deficit – End of year	(1,742,814)	(1,642,220)
Loss per share – basic and diluted	(0.00)	(0.01)

See accompanying notes to consolidated financial statements.

Aloak Corp.

Consolidated Statements of Cash Flows

For the years ended September 30, 2004 and September 30, 2003

	2004 $	2003 $
Cash provided by (used in)		
Operating activities		
Net Loss	(100,594)	(344,934)
Items not affecting cash		
Amortization	15,194	49,021
	(85,400)	(295,913)
Net change in non-cash working capital items		
Decrease in accounts receivable	19,154	44,153
Decrease in prepaid expenses	926	7,446
(Decrease) increase in accounts payable	(28,573)	43,884
(Decrease) increase in deferred revenue	(3,293)	16,629
	(97,186)	(183,801)
Investing activities		
Acquisition of property, plant and equipment	-	(722)
Acquisition of intangible assets	-	(2,423)
Disposal of ISMG Inc. (note 2)	-	1,463
	-	(1,682)
Financing activities		
Proceeds from loan payable	100,000	-
Proceeds from convertible debenture	-	180,000
Repayment of short-term debt of subsidiary	-	(1,950)
	100,000	178,050
(Decrease) increase in cash and cash equivalents	2,814	(7,433)
Cash and cash equivalents (bank indebtedness) – Beginning of year	(2,700)	4,733
Cash and cash equivalents (bank indebtedness)– End of year	114	(2,700)
Supplemental disclosure of cash flow information		
Interest paid	-	12,998
Non-cash financing activities		
Exchange of notes payable for convertible debentures	-	33,500
Settlement of advance from related party (note 8)	-	100,000
Disposal of ISMG Inc. (note 2)	-	21,301

See accompanying notes to consolidated financial statements.

1 Nature of operations and going concern assumption

The Corporation provides a range of e-commerce products and services to individual and small business clients across Canada. Through its web hosting division the company enables clients to establish and enhance their Internet presence using a combination of domain registration services, web site development and hosting, email services and Application Service Provider ("ASP")/software applications. The company is licensed by the Canadian Internet Registry Authority (CIRA) to operate as a Registrar for the .CA domain. The company's software development division has recently completed development of a substantial software application branded "VESA" and is in the design stages for another major specialized web based application. VESA was designed specifically for newly emerging subscription based marketing programs in the retail audio/video/game software industry. The company plans to market the application to entertainment product retailers throughout N. America during the coming year.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,742,814 (2003 -$1,642,220) and a current year loss of $100,594 (2003 - $344,934). There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the company will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

The Corporation will continue to concentrate on the growth of its revenue base. This is being accomplished through the further development of its products and through marketing initiatives. In addition, the Corporation is continuing to reduce its costs to bring them in line with its existing revenues. Although the Corporation is slowly achieving a breakeven level of operations, it will still have to pursue a strategy of raising additional capital and/or engaging in mergers or acquisitions in order to obtain a level of earnings to ensure long-term sustainability.

2 ISMG Inc.

In July 2003, the Corporation sold ISMG Inc. to a former director for total cash proceeds of $1. This related party transaction resulted in an addition to contributed surplus of $22,764 due to the disposal of intangible assets of $83,726, equipment of $66,956, a bank overdraft of $1,462, a non-cash working capital deficiency of $100,365, third-party debt of $10,893 and shareholder loans of $60,725.

3 Accounting policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The more significant policies are as follows:

a) Principles of consolidation

These financial statements include the accounts of Aloak Corp. and its wholly owned subsidiaries, Aloak Inc. and Aloak Software Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

b) Cash and cash equivalents

Cash and cash equivalents are comprised of balances with banks and low-risk highly liquid investments with maturity of three months or less at the date of the purchase.

c) Revenue recognition

Revenue is generated from Application Service Provider ("ASP") services, registration of domain names, hosting, and other information technology consulting services. ASP fees are generally paid and recognized as income on a monthly basis as services are provided. Revenue from the registration of domain names is recognized when services are rendered. Hosting and related services revenue is recognized monthly over the hosting service contract period for hosting service. Consulting revenue is recognized as the services are performed.
Payments received in advance are recorded as deferred revenue.

d) Property, plant and equipment

Property, plant and equipment are recorded at cost. Computer hardware is amortized on a straight-line basis over a period of five years. Equipment is amortized on a straight-line basis at an annual rate of 15%.

e) Intangible assets

Acquired and developed software is recorded at cost. These costs are amortized using the straight-line method over 3 years. Trademarks are recorded at cost and comprise costs associated with the preparation, filing and obtaining of trademarks. Trademarks are considered an indefinite life intangible asset and as such, are not amortized but rather are tested for impairment on an ongoing basis. The amounts recorded for the acquired software and trademarks do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful commercialization of products and services. If management determines that the carrying amount of acquired and developed software exceeds estimated net recoverable value based on future cash flows, the excess of such costs is charged to operations.

f) Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under this method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized.

g) Stock option plan

On October 1, 2003, the Corporation retroactively adopted the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This standard requires the recognition of the value of stock options issued in the financial statements in the period of issuance as if the fair value method had been used at the date of grant. The Corporation calculates the value of stock options issued with consideration of factors specific to the Corporation. For options granted to employees and directors, the value is deferred and expensed over the period the options vest, with a corresponding increase to contributed surplus. For options granted to consultants, an expense is recognized as services are provided.

h) Loss per common share

The treasury method is used to calculate diluted loss per share.

l) **Use of estimates**

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4 Intangible assets

			2004
	Cost	**Accumulated Amortization**	**Net**
	$	**$**	**$**
Acquired and developed software	19,101	19,101	-
Trademarks	5,430	-	5,430
	24,531	19,101	5,430

			2003
	Cost	**Accumulated Amortization**	**Net**
	$	**$**	**$**
Acquired and developed software	19,101	13,755	5,346
Trademarks	5,430	-	5,430
	24,531	13,755	10,776

During 2003, certain intangible assets were sold as part of the ISMG Inc. sale (note 2).

5 Property, plant and equipment

			2004
	Cost	**Accumulated Amortization**	**Net**
	$	**$**	**$**
Computer hardware	31,029	20,571	10,458
Equipment	24,281	7,784	16,497
	55,310	28,355	26,955

			2003
	Cost $	Accumulated Amortization $	Net $
Computer hardware	31,029	14,365	16,664
Equipment	24,281	4,142	20,139
	55,310	18,507	36,803

6 Loan payable

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement for $100,000 with parties related to the Corporation by virtue of being directors, officers and shareholders. This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the company's subsidiaries.

7 Convertible Debenture

On March 13, 2003 (the "issue date") the Corporation issued $213,500 in convertible debentures to companies controlled by directors of the Corporation. The debentures bear interest at 11% per annum to be paid semi-annually on June 30 and December 31, are secured by the assets of the corporation and are due March 13, 2008. The holders of these debentures have the option to convert some or all of the outstanding debentures into units, each of which consists of one common share and one purchase warrant, at a price of $0.10, $0.11, $0.12 and $0.13 per unit for the first two years, third year, fourth year and fifth year from the issue date, respectively. At September 30, 2004, $31,498 of interest has been accrued. The Corporation is in default of the convertible debenture agreement due to non-payment of interest. As a result, the convertible debenture has been classified as a current liability.

At any time from the issue date of the debentures, and following conversion of the debentures into units, holders of the share purchase warrants have the option to exercise them for common shares of the Corporation at a price of $0.10 and $0.11 per share if exercised in the first year or second year from the issue date, respectively. The warrants expire on March 13, 2005. At any time after March 13, 2005, the debentures are redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date of redemption.

The convertible debenture is a compound financial instrument. Management has determined that the fair value of the conversion right and warrants were not material when the debt was issued.

8 Share capital

a) Authorized

Unlimited number of common shares without par value

b) Issued, Common shares

	Shares	Amount $
Balance, September 30, 2004 and September 30, 2003 and 2002	58,226,057	1,115,280

c) Stock options

The Corporation has an option plan, (the "Plan"), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options granted vest immediately and expire on the earlier of five years from the grant date or such date that the Directors determine, and not more than 60 days from the date in which the optionee ceases to be a director, officer, employee or consultant to the Company. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time.

Options outstanding and exercisable at September 30, 2004

Expiry date	Number of shares	Price
November 26, 2004	140,000	$0.10
June 15, 2006	1,000,000	$0.10
March 8, 2007	3,710,000	$0.10
	4,850,000	

Option transactions

	Number of options	Weighted Average Exercise Price
Balance, September 30, 2002	4,420,000	$0.10
Granted	1,000,000	$0.10
Balance, September 30, 2003	5,420,000	$0.10
Granted	3,710,000	$0.10
Cancelled	(4,280,000)	$0.10
Balance, September 30, 2004	4,850,000	$0.10

At September 30, 2004, the weighted average contractual life is 2.218 years (2003 – 0.83 years).

No amount of compensation expense has been recognized in the financial statements for the options granted as the fair value of these options is not material. The estimated fair value of stock options issued during 2004 was estimated using the Black-Scholes model using the following assumptions:

Risk-free interest rate	4.7%
Expected life of option	5 years
Expected volatility of stock price	30%
Expected dividends to be declared in the future	nil

d) Escrow shares

At September 30, 2004, there are 15,489,557 (2003 – 21,685,379) common shares held in escrow.

e) Loss per share

Loss per share is computed on the basis of the weighted average number of shares outstanding during the year, amounting to 58,226,057 (2003 – 58,226,057).

9 Operating lease commitments

The Corporation has operating leases for equipment that expire to October 2007. Total payments required under these lease agreements are as follows:

	$
2005	19,894
2006	8,620
2007	1,225

10 Related party transactions

During the year, the Corporation paid $45,450 (2003 - $26,500) in consulting and administration fees to companies related by virtue of a common director. Included in revenue are sales in the amount of $8,709 (2003 - $10,538) to companies that are related by virtue of certain directors of the corporation being directors and/or officers of these companies. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Other related party transactions described in notes 2, 6 and 7.

11 Income taxes

As at September 30, 2004, the Corporation has non-capital loss carry forwards for income tax purposes of $1,697,695 (2003 -$1,380,236). Unless sufficient taxable income is earned by the Corporation in future years, these losses will expire as follows:

	$
2004	112,807
2005	74,536
2006	66,405
2007	93,753
2008	460,679
2009	456,004
2010	313,784
2011	119,727
	1,697,695

Significant components of the corporation's future tax assets as of September 30, 2004 are as follows:

	2004 $	2003 $
Operating losses carried forward	570,765	553,889
Tax value of capital assets in excess of accounting values	197,318	229,429
Share issue costs	11,485	27,483
Other temporary differences	14,816	17,685
Total future tax assets	794,384	828,486
Valuation allowance	(794,384)	(828,486)
Net future tax assets	-	-

12 Financial instruments

The Corporation's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, convertible debentures and loan payable. The fair values of the financial instruments approximate their carrying values, with the exception of the convertible debentures and the loan payable, of which the fair value is not readily determinable. Unless otherwise noted, it is management's opinion that the corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments. Revenue to one customer totalled 17% of total revenue.

13 Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.